Exhibit 99

Press release

Swisscom IT Services to take over Conextrade business activities

In order to bundle the e-business competence and market positioning in the Swisscom Group, Swisscom IT Services Ltd will take over the business activities of Conextrade AG from 1 January 2003.

Conextrade AG, a 100% subsidiary of the Swisscom Group, has been operating as an independent company in the field of “electronic trade between businesses” since the year 2000. Conextrade has developed from a horizontal marketplace to a comprehensive provider of B2B integration solutions and a specialist in e-procurement solutions. The solutions portfolio comprises XML applications, catalogue solutions and EDI technologies.

The integration of the business into Swisscom IT Services Ltd will take place on 1 January 2003 and will necessitate structural changes. The detailed plan is currently being drawn up. Conextrade currently has 69 employees.

Swisscom IT Services to bundle IT competences within the Swisscom Group

By taking over the business activities of Conextrade, Swisscom IT Services is enabling a targeted expansion of its position as a provider of e-commerce solutions. Swisscom IT Services was created in September 2001 from the merger of Swisscom’s IT unit and AGI IT Services AG. Swisscom IT Services Ltd is a major Swiss IT full service provider in which Swisscom holds a 71.1 percent stake and AGI Holding 28.9 percent. The company has around 2,300 employees at 19 locations in Switzerland.

Bern, 23 October 2002

Swisscom Ltd
Group Media Relations	Phone	+	41-31-342 91 93	www. swisscom.com
3050 Bern	Fax	+	41-31-342 06 70	media@swisscom.com